July 6, 2006

Mail Stop 4561

Mr. Matthew M. Walsh
Chief Financial Officer
Escala Group, Inc.
623 Fifth Avenue, 27th Floor
New York, NY 10017

Re: Escala Group, Inc. (f/k/a Greg Manning Auctions, Inc.)
        Form 10-K for the year ended June 30, 2005
        Form 10-Q for the quarter ended September 30, 2005
        Form 10-Q for the quarter ended December 31, 2005
        File No. 1-11988

Dear Mr. Walsh:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Steven Jacobs
                                        Accounting Branch Chief